

07004516


PROCESSING
RECEIVED
FEB 28 2007
213
SEC MAIL
SECTION
WASH., D.C.

SECU[illegible] [illegible]SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21380

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MONNESS, CRESPI, HARDT & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

767 THIRD AVENUE
(No. and Street)

NEW YORK (City) NEW YORK (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
NEIL CRESPI 212-838-7575
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VASSALLO, VINCENT ROBERT
(Name – *if individual, state last, first, middle name*)

16 PORTER PLACE, (Address) SEA CLIFF, (City) NEW YORK (State) 11579 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, NEIL CRESPI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MONNESS, CRESPI, HARDT & CO., INC., as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

JENNIFER TRAINOR
Notary Public, State of New York
No. 01TR5013422 Qualified in Nassau Co.
Commission Expires July 15, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. Included in Accountants' Certificate

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER: MONNESS, CRESPI, HARDT & CO., INC. [13]

SEC FILE NO.: 8-21380 [14]

FIRM I.D. NO.: 13-2878577 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

767 THIRD AVENUE [20]
(No. and Street)

NEW YORK [21] NY [22] 10017 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 01/01/06 [24]

AND ENDING (MM/DD/YY): 12/31/06 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT — **(Area Code) — Telephone No.**

NEIL CRESPI [30] 212-838-7575 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: | OFFICIAL USE

	32		33
	34		35
	36		37
	38		39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 27th day of February 20 07

Manual signatures of:

1) ______________________
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

VASSALLO, VINCENT ROBERT [70]

ADDRESS

16 PORTER PLACE [71]	SEA CLIFF [72]	NY [73]	11579 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [x] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
[50]	[51]	[52]	[53]			

VINCENT R. VASSALLO
CERTIFIED PUBLIC ACCOUNTANT

16 PORTER PLACE
SEA CLIFF, NEW YORK 11579
TEL.: (516) 759-1994 FAX: (516) 759-7109

ACCOUNTANTS' CERTIFICATE

Monness, Crespi, Hardt & Co., Inc.
767 Third Avenue
New York, New York 10017

Gentlemen:

We have examined the Focus Report of Monness, Crespi, Hardt & Co., Inc. as of December 31, 2006. Our examination was made in accordance with generally accepted auditing standards, and accordingly included a review of the system of internal control and the procedures for safeguarding securities and such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances, including the audit procedures prescribed by the Securities and Exchange Commission. As a result of our audit, we have concluded that there are no material inadequacies in the system of internal control and procedures for safe-guarding securities.

In our opinion, the accompanying Focus Report presents fairly the financial position of Monness, Crespi, Hardt & Co., Inc. as of December 31, 2006 in the form required by the Securities and Exchange Commission in conformity with generally accepted accounting principles, consistently applied.


CERTIFIED PUBLIC ACCOUNTANT

Sea Cliff, New York
February 26, 2007

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER MONNESS, CRESPI, HARDT & CO., INC. **N 3** [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/06 [99]
SEC FILE NO. 8-21380 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

	Allowable		Non-Allowable		Total	
1. Cash	$ 25,093	200			$ 25,093	750
2. Receivables from brokers or dealers:						
A. Clearance account	1,245,824	295				
B. Other	752,925	300	$	550	1,998,749	810
3. Receivable from non-customers		355	227,569	600	227,569	830
4. Securities and spot commodities owned at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $ 77,184 [130]						
B. At estimated fair value		440	77,184	610	77,184	860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	200,844	680	200,844	920
11. Other assets		535	1	735	1	930
12. TOTAL ASSETS	$ 2,023,842	540	$ 505,598	740	$ 2,529,440	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER MONNESS, CRESPI, HARDT & CO., INC. as of 12/31/06

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255 [13]	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other	[10]	1115		1305		1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	722,121	1205		1385	722,121	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211 [12]		1390 [14]		1700
19. E. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:			750,000	1400	750,000	1710
1. from outsiders [9] $ ____ [970]						
2. includes equity subordination (15c3-1(d)) of . . . $ ____ [980]						
B. Securities borrowings, at market value from outsiders $ ____ [990]				1410		1720
C. Pursuant to secured demand note collateral agreements				1420		1730
1. from outsiders $ ____ [1000]						
2. includes equity subordination (15c3-1(d)) of . . . $ ____ [1010]						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 722,121	1230	$ 750,000	1450	$ 1,472,121	1760

Ownership Equity

			Total	
21. Sole Proprietorship		[15]	$	1770
22. Partnership (limited partners)	[11] ($ ____ [1020])			1780
23. Corporation:				
A. Preferred stock				1791
B. Common stock			20,000	1792
C. Additional paid-in capital			55,000	1793
D. Retained earnings			982,319	1794
E. Total			1,057,319	1795
F. Less capital stock in treasury		[16]	(	1796
24. TOTAL OWNERSHIP EQUITY			$ 1,057,319	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 2,529,440	1810

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER MONNESS, CRESPI, HARDT & CO., INC. as of 12/31/06

COMPUTATION OF NET CAPITAL

Line	Item		Code		Code
1.	Total ownership equity from Statement of Financial Condition			$ 1,057,319	3480
2.	Deduct ownership equity not allowable for Net Capital			[19] ( )	3490
3.	Total ownership equity qualified for Net Capital			1,057,319	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			750,000	3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 1,807,319	3530
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	[17] $ 505,598	3540		
	B. Secured demand note delinquency		3590		
	C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(505,598)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			[20] $ 1,301,721	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities	[18]	3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	( )	3740
10.	Net Capital			$ 1,301,721	3750

[30]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER MONNESS, CRESPI, HARDT & CO., INC. as of 12/31/06

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	48,144	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	100,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	100,000	3760
14. Excess net capital (line 10 less 13)	$	1,201,721	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	22 $		3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	722,121	3790
17. Add:						
A. Drafts for immediate credit	21 $		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Total aggregate indebtedness				$	722,121	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				%	55	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%	N/A	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	N/A	3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	23 $		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of:			
A. 5% of combined aggregate debit items or $120,000	$	N/A	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER MONNESS, CRESPI, HARDT & CO., INC.

For the period (MMDDYY) from 010106 [3932] to 123106 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE			
1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange		$ 18,229,844	3935
b. Commissions on listed option transactions			3938
c. All other securities commissions			3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts			3952
4. Profit (loss) from underwriting and selling groups			3955
5. Revenue from sale of investment company shares			3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue		843,795	3995
9. Total revenue		$ 19,073,639	4030
EXPENSES			
10. Salaries and other employment costs for general partners and voting stockholder officers		3,061,373	4120
11. Other employee compensation and benefits		5,818,688	4115
12. Commissions paid to other broker-dealers		2,072,544	4140
13. Interest expense		34,554	4075
a. Includes interest on accounts subject to subordination agreements	34,554 [4070]		
14. Regulatory fees and expenses			4195
15. Other expenses		7,763,825	4100
16. Total expenses		$ 18,750,984	4200
NET INCOME			
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ 322,655	4210
18. Provision for Federal income taxes (for parent only)			4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	[4338]		
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of	[4239]		
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ 322,655	4230
MONTHLY INCOME			
23. Income (current month only) before provision for Federal income taxes and extraordinary items		$ N/A	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER MONNESS, CRESPI, HARDT & CO., INC.

For the period (MMDDYY) from 01/01/06 to 12/31/06

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 1,169,223	4240
A. Net income (loss)		322,655	4250
B. Additions (Includes non-conforming capital of	$ [4262])		4260
C. Deductions (Includes non-conforming capital of	$ 434,559 [4272])	434,559	4270
2. Balance, end of period (From item 1800)		$ 1,057,319	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ 750,000	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$ 750,000	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER MONNESS, CRESPI, HARDT & CO., INC. as of 12/31/06

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... [4550]

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... [4560]

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name of clearing firm 30 GOLDMAN SACHS EXECUTION & CLEARING, L.P. [4335] X [4570]

D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
32	[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
33	[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
34	[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
35	[4640]	[4641]	[4642]	[4643]	[4644]	[4645]

Total $ 36 0 [4699]

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

MONNESS, CRESPI, HARDT & CO., INC.

RECONCILIATION OF COMPUTATION OF NET CAPITAL
DECEMBER 31, 2006

Line	Description	Per Audited Report	Per Unaudited Report	Increase (Decrease) Net Capital	Explanation
3480	Total ownership equity	$1,057,319	$1,057,319	$ -	
3520	Subordinated loan	750,000	750,000	-	
3540	Less non-allowable assets	505,598	508,511	2,913	Adjustment
3750	Net capital	$1,301,721	$1,298,808	$ 2,913	

MONNESS, CRESPI, HARDT & CO., INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

Increase (Decrease) in Cash

Cash flows from operating activities:	
Net income	$ 322,655
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	81,815
Change in assets and liabilities:	
(Increase) decrease in:	
Receivables from clearing brokers	267,797
Receivables from non-customers	198,375
Investments	(77,184)
Purchase of furniture and leasehold improvements	(16,701)
Other assets	38,379
Increase (decrease) in:	
Accounts payable	(379,237)
Distributions to shareholders	(434,559)
Net increase in cash	1,340
Cash, beginning of period	23,753
Cash, end of period	$ 25,093

The accompanying notes are an integral part of this statement.

MONNESS, CRESPI, HARDT & CO., INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

Note 1 - Inception of Operations:

The Company commenced its business operations on February 11, 1977. The Company is a member of the N.A.S.D. and its principal business consists of being a broker dealer.

Note 2 - Net Capital:

The Company is a registered broker dealer subject to the SEC uniform net capital rule. This rule requires that the Company maintains a minimum net capital, as defined, of one-fifteenth of aggregate indebtedness or $100,000, whichever is greater.

END